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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       Fidelity National Financial, Inc.
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                                (Name of Issuer)

                    Common Stock, Par Value $.0001 Per Share
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                         (Title of Class of Securities)

                                  316326 10 7
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                                 (CUSIP Number)

                                   F.M. Kirby
                                17 DeHart Street
                                  P.O. Box 151
                          Morristown, New Jersey 07963
                                 (973) 538-4800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                    Copies of all notices should be sent to:

                              Thomas J. Bianchini
                                17 DeHart Street
                                  P.O. Box 151
                          Morristown, New Jersey 07963
                                 (973) 538-4800

                                 March 20, 2000
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


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                                  SCHEDULE 13D


CUSIP NO.  316326 10 7

----------------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                F.M. Kirby

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [  ]
                                                                                                        (b) [  ]

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

                Not applicable

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [  ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

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     NUMBER OF              7      SOLE VOTING POWER
       SHARES                           1,845,736
    BENEFICIALLY        ----------------------------------------------------------------------------------------
      OWNED BY              8      SHARED VOTING POWER
        EACH                            2,031,340
     REPORTING          ----------------------------------------------------------------------------------------
       PERSON               9      SOLE DISPOSITIVE POWER
        WITH                            1,845,736
                        ----------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                        2,031,340
----------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,877,076**
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [  ]
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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.9%
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   14      TYPE OF REPORTING PERSON*
                IN
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

*        See instructions before filling out!

** Includes 986,100 shares held by trusts for the benefit of Mr. F.M. Kirby's children and for the benefit of his children and his children's descendants; Mr. F.M. Kirby disclaims beneficial ownership of such shares.


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Item 1.  Security and Issuer.

         This statement relates to the common stock, par value of $.0001 per share (the "Common Stock"), of Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"), having its principal executive offices at 17911 Von Karman Avenue, Suite 300, Irvine, California 92614.

Item 2.  Identity and Background.

         (a) through (c).

         Pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Act"), and pursuant to Rules 13d-1 and 13d-5 promulgated thereunder, this statement is being filed on behalf of Mr. F.M. Kirby:

Name and Business Address                   Present Principal Occupation
-------------------------                   ----------------------------
F.M. Kirby                                  Chairman of the Board,
17 DeHart Street                            Alleghany Corporation
P.O. Box 151                                  (property and casualty reinsurance
Morristown, New Jersey  07963                 and insurance, financial services,
                                              industrial minerals and steel fasteners)
                                            375 Park Avenue
                                            New York, New York 10152

         (d) During the last five years Mr. F.M. Kirby has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years Mr. F.M. Kirby has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. F.M. Kirby is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration.

         The shares of Common Stock of Fidelity reported herein as beneficially owned by Mr. F.M. Kirby were acquired in the merger of Chicago Title Corporation with and into Fidelity on March 20, 2000 (the "Merger").

Item 4.  Purpose of Transaction.

         Mr. F.M. Kirby has no present plans or proposals which relate to or would result in any of the following:


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         (a) The acquisition of additional securities or the disposition of securities of Fidelity;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Fidelity or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Fidelity or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of Fidelity, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

         (e) Any material change in the present capitalization or dividend policy of Fidelity;

         (f) Any other material change in Fidelity's business or corporate structure;

         (g) Changes in Fidelity's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Fidelity by any person;

         (h) Causing a class of securities of Fidelity to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Fidelity becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

         Mr. Kirby intends to review from time to time his holdings of Fidelity securities and reserves the right to acquire or dispose of Fidelity securities, whether through open market purchases or otherwise.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). The table below sets forth the aggregate number of shares, and percentage, of the outstanding Common Stock of Fidelity beneficially owned by Mr. F.M. Kirby as of March 20, 2000. Footnotes to the table include information as to whether Mr. F.M. Kirby has sole or shared voting or investment power with respect to such shares of Common Stock.

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
                               Number of Shares          Percentage of
                               of Common Stock            Outstanding
                                 of Fidelity              Common Stock
              Person          Beneficially Owned       Beneficially Owned
              ------          ------------------       ------------------
            F.M. Kirby          3,877,076 (1)               5.9% (2)


    (1) Includes 358,300 shares of Common Stock of Fidelity held by Mr. F.M. Kirby as sole trustee of trusts for the benefit of his children, 1,403,540 shares held by a trust of which Mr. F.M. Kirby is co-trustee and primary beneficiary and 627,800 shares held by trusts for the benefit of Mr. F.M. Kirby's children and his children's descendants as to which Mr. F.M. Kirby was granted a proxy. Mr. F.M. Kirby disclaims beneficial ownership of the shares held for the benefit of his children and for the benefit of his children and his children's descendants. Mr. F.M. Kirby held 1,487,436 shares directly. Mr. F.M. Kirby has sole voting power and sole investment power with respect to the 358,300 shares held by him as sole trustee of trusts for the benefit of his children and with respect to the 1,487,436 shares held by him directly. Mr. F.M. Kirby has shared voting power and shared investment power with respect to the 1,403,540 shares held by a trust of which he is co-trustee and primary beneficiary. He has shared voting power with respect to the 627,800 shares held by the trusts for the benefit of his children and his children's descendants. Information with respect to persons with whom Mr. F.M. Kirby shares voting power and/or investment power, all of whom are citizens of the United States, is set forth below:

         1.   (a)  Name:          John C. Baity, Esq.
              (b)  Address:       Milbank, Tweed, Hadley & McCloy LLP
                                  1 Chase Manhattan Plaza
                                  New York, New York 10005
              (c)  Occupation:    Attorney
                                  Milbank, Tweed, Hadley & McCloy LLP
                                       (law firm)
                                  1 Chase Manhattan Plaza
                                  New York, New York 10005

         2.   (a)  Name:          Alice K. Horton
              (b)  Address:       Pleasant Green Farm
                                  4500 Schley Road
                                  Hillsborough, North Carolina 27278
              (c)  Occupation:    Housewife


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         3.   (a)  Name:            Fred M. Kirby III
              (b)  Address:         1803 Tiffany Place
                                    Greensboro, North Carolina 27408
              (c)  Occupation:      Self-Employed

         4.   (a)  Name:            S. Dillard Kirby
              (b)  Address:         5 Dogwood Drive
                                    Morristown, New Jersey 07960
              (c)  Occupation:      Executive Vice President
                                    F.M. Kirby Foundation, Inc.
                                    17 DeHart Street
                                    P.O. Box 151
                                    Morristown, New Jersey 07963

         5.   (a)  Name:            Jefferson W. Kirby
              (b)  Address:         769 Shunpike Road
                                    Green Village, New Jersey 07935
              (c)  Occupation:      Vice President
                                    Alleghany Corporation
                                      (property and casualty reinsurance and
                                      insurance, financial services, industrial minerals and steel fasteners)
                                    375 Park Avenue
                                    New York, New York 10152

         To the best knowledge of Mr. F.M. Kirby, during the last five years none of such persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (2) Based upon the number of shares of Fidelity Common Stock issued and outstanding as of March 13, 2000, as described in Fidelity's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, plus the additional shares of Fidelity Common Stock that Fidelity issued in the Merger as described in Fidelity's press release dated March 27, 2000.

         (c) Except as indicated in Item 3, Mr. F.M. Kirby has not effected any transactions in Fidelity Common Stock in the 60-day period ended as of the date hereof.

         (d) To the best knowledge of Mr. F.M. Kirby, except as indicated in Items 5(a) and 5(b), no other person is known to have the right to receive or the power to direct

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

the receipt of dividends from, or the proceeds from the sale of, Fidelity Common Stock reported herein as beneficially owned by Mr. F.M. Kirby.

         (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See the response to Items 5(a) and (b) above.

Item 7.  Materials to be Filed as Exhibits.

         None.

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2000

                                                     /s/ F.M. Kirby
                                                     ---------------------------
                                                     F.M. Kirby

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